September 19, 2019	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Activision Blizzard, Inc.

3100 Ocean Park Boulevard

Santa Monica, CA 90405

Attn: Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and

Chief Compliance Officer

310-255-2000

Kathleen Collins
Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated August 22, 2019, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”). We are responding to the Staff’s comments as set forth below. For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below.

Form 10-K for the Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Metrics, page 38

1.                                     We note your reference to the three key metrics of reach, engagement and player investment in the Q1 2019 earnings call. With regards to engagement you refer to a record time spent on the King Network of 38 minutes per daily active user and you also reference overall time spent in your games of 50 minutes. As engagement appears to be a key metric used in monitoring your business, please revise to include a quantified discussion of minutes spent in future filings, or tell us what other measures management uses to assess user engagement and include a quantified discussion of such measure. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Response: We respectfully acknowledge the Staff´s comment. While we have referenced engagement, along with reach and player investment, when discussing our business and financial results in earnings materials or other investor communications, we do not view any single metric or set of metrics relating to player engagement as key performance indicators used in monitoring our business that should be included in our filings. This is in contrast to our discussions of reach and player investment for which there are specific metrics we consistently disclose in our communications with investors and in our filings as they represent key performance indicators used in monitoring our business (i.e., for reach, monthly active users; and, for player investment, net bookings).

We have periodically provided information regarding player engagement (e.g. time spent per daily active user within the King network or across the Company’s portfolio), but we have provided this additional information to provide investors with insight into the consumption pattern for our games in connection with specific events and to enable investors to broadly compare time spent playing our games with time spent with other forms of entertainment media. When disclosed, these metrics have been based largely on our internal player activity data and have been measured consistently across periods. We believe our approach to these matters has been consistent with the Commission’s language in Section III.B.1 of SEC Release 33-8350, where the Commission stated “[w]e are not seeking to sweep into [Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)] all the information that a company communicates.  Rather, companies should consider their communications and determine what information is material and is required in, or would promote understanding of, MD&A.” We have considered our prior communications of data relating to player engagement and concluded that the information was not required to be included in MD&A under Item 303(a)(3) of Regulation S-K, either based on materiality or because it would not promote understanding of our MD&A.

We have reviewed the metrics that our Company utilizes in order to determine if there are any key performance indicators relating to player engagement that would provide useful information about the financial and operating results of our business. As explained below, we have determined that there are no such key performance indicators.

Metrics such as time spent per daily active user or total time spent by players vary significantly across our portfolio of titles, including amongst titles within the same business unit. As such, business unit or company-wide measures of these metrics may not indicate the performance of key titles that are most impactful to the Company’s financial results. Also for a given level of time spent by a player, monetization opportunities and financial results vary substantially across our titles, due to factors including each title’s business model, reach, platform, genre and geographic profile.

Further, given our plans for several new free-to-play titles in our Activision and Blizzard reportable segments, we expect the limitations of metrics relating to time spent by players to become more prominent in future quarters. Free-to-play titles may drive disproportionate growth of time spent metrics that is not correlated to the financial or operating results of the Company. Accordingly, we believe that a focus on key performance indicators relating to player reach (through our disclosure of monthly active users) and player investment (as measured by net bookings), rather than on metrics relating to time spent by players, remain appropriate.

Given the limitations of metrics relating to time spent by players, particularly in the context of the evolving nature of our business, we have concluded that we generally will not cite metrics related to time spent in future communications with the investor community. In light of this conclusion, we do not currently believe including a quantified discussion of minutes per daily active user, or any other metric relating to player engagement, in future filings is necessary.

In the future, if we believe a metric relating to player engagement would provide useful information in a particular circumstance and conclude that such a measure will be communicated to investors, we will consider whether the information is required to be disclosed in MD&A, consistent with Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

2.                                     For your third key metric, player investment, you include a quantified discussion of in- game net bookings in total and a qualitative discussion of how such measure relates to specific segments and/or franchises in your earnings call. In addition, in your Form 10-K, you refer to a shift in your business towards a more consistently recurring and year-round model via the sale of downloadable content and microtransactions. If in-game net bookings is how management measures player investment, please revise to include a quantified discussion of such measure in future filings, or tell us what other measures management uses to assess player investment. Also, tell us the amount of revenue generated from in-game content (e.g. downloadable content and microtransactions) for each period presented by segment. To the extent that in-game content has been a material contributor to your revenue, please consider including a quantitative and qualitative discussion of the impact of such content on both your total and segment revenues. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Response: We respectfully acknowledge the Staff´s comment and, while we view all sales of our games and associated content as player investment, as measured via total net bookings, we view in-game net bookings as the primary metric to assess ongoing player investment. Accordingly, we will include additional disclosure that provides a quantitative and qualitative discussion of in-game net bookings and in-game net revenues in our MD&A in future filings.

Rule 83 Confidential Treatment Request by Activision Blizzard, Inc. Request #1

[**]

Activision Blizzard, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and Chief Compliance Officer, Activision Blizzard, Inc., 3100 Ocean Park Boulevard, Santa Monica, CA 90405, phone 310-255-2000, before it permits any disclosure of the bracketed information contained in Request #1.

Segment Net Revenues, page 48

3.                                     You include a discussion of the various franchise titles that impacted the net revenue for each of your segments. Similarly, you discuss various factors that impacted your segment income from operations. When a material change in revenue or operations is attributed to two or more factors, including any offsetting factors, please quantify the relative impact of each identified factor or explain to us why you believe such quantification is not necessary. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835.

Response: We respectfully acknowledge the Staff´s comment. In referring to the requirements from Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835, we note that in the MD&A portion of our Form 10-K, we quantify the items that impact our financial statement line items. The discussion for our consolidated net revenues includes identification of the quantitative impacts from each of our segments, with further discussion of the game franchises or titles within each segment. Refer to the example below from our 2018 Form 10-K:

2018 vs. 2017

The increase in consolidated net revenues for 2018, as compared to 2017, was primarily due to:

•                  an increase of $455 million in revenues recognized from Activision, primarily due to (1) higher revenues recognized from the Destiny franchise, driven by Destiny 2, which was released in September 2017, with no comparable release in 2016, and by revenues recognized in connection with the sale of our Destiny publishing rights to Bungie, (2) higher revenues recognized from Call of Duty: WWII, which was released in November 2017, as compared to Call of Duty: Infinite Warfare, which was released in November 2016, (3) higher revenues recognized from Call of Duty: Black Ops 4, which was released in October 2018, as compared to Call of Duty: WWII, and (4) revenues from the Spyro Reignited Trilogy, which was released in November 2018, with no comparable release in 2017, partially offset by lower revenues recognized from Call of Duty: Infinite Warfare, as compared to prior catalog releases; and

•                  an increase of $105 million in revenues from King, despite the impact from the network outage in the second quarter of 2018 as discussed above, primarily driven by the Candy Crush franchise’s higher revenues due to in-game advertisements, increased monetization, and the launch of Candy Crush Friends Saga, the latest title in the Candy Crush franchise, in October 2018.

The increase was partially offset by a decrease of $74 million in revenues recognized from Blizzard, primarily due to lower revenues recognized from Overwatch, which was released in May 2016, partially offset by higher revenues recognized from World of Warcraft, driven by World of Warcraft: Battle for Azeroth, which was released in August 2018, with no comparable release in 2017.

Additionally, as it relates to revenues, we believe it is appropriate to provide additional quantitative disaggregation of our consolidated net revenues to better understand the nature, sources, and contributors. To that extent, we provide the following additional quantifications of our revenue within MD&A to help users better understand material changes in our financial results as follows:

•                  Year-over-year quantitative tabular disclosure of revenue by distribution channel (digital vs retail);

•                  Year-over-year quantitative tabular disclosure of revenue by platform (consoles, PC, and mobile and ancillary);

•                  Year-over-year quantitative tabular disclosure of revenue by geography (Americas, EMEA, Asia Pacific); and

•                  Year-over-year quantitative tabular disclosure of segment revenue and operating income.

Each of these disclosures is accompanied by qualitative MD&A commentary, generally at the franchise level, to provide readers of our financial statements increased understanding as to how the above drivers are impacting our consolidated net revenues.

We believe that our current disclosures appropriately quantify the drivers that explain the material changes to our financial statement line items to enable an understanding of our businesses as a whole, as required by Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835, and do not believe additional quantifications at the franchise level are necessary.

Consolidated Statements of Operations, page F-4

4.                                     Please provide us with a breakdown of your “subscription, licensing and other revenues” between product and services. In your response, tell us whether you consider third-party licenses, downloadable content and microtransactions as a product or service. To the extent that the service revenue included in this line item is greater than 10% of total revenue, separately present revenue and the related cost of revenues from product and services on the face of your consolidated statement of operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Rule 83 Confidential Treatment Request by Activision Blizzard, Inc. Request #2

Response: We respectfully acknowledge the Staff´s comment. [**]

Activision Blizzard, Inc. respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and Chief Compliance Officer, Activision Blizzard, Inc., 3100 Ocean Park Boulevard, Santa Monica, CA 90405, phone 310-255-2000, before it permits any disclosure of the bracketed information contained in Request #2.

Our Company provides players with an interactive entertainment experience through the sale of video games and related content. In consideration of Rule 5-03(b)(1) and (2) of Regulation S-X, we consider items included in “Subscription, licensing, and other revenues” as follows:

•                  In-game revenues are primarily comprised of microtransactions and downloadable content, which represent content that a customer obtains in the on-line version of the video game. We consider in-game revenues to be generated by the provision of a service.

•                  Subscription revenues relate to World of Warcraft. A customer can only access World of Warcraft through a subscription, which is generally sold for 1 month, 3 month and 6 month periods. We consider subscription revenues to be a service.

•                  Licensing revenues and other principally includes revenues from (1) symbolic licenses of our intellectual property, such as brands or logos, to third parties, (2) in-game advertisements, (3) licensing of our video game products to third parties in certain countries to distribute and host the content, and (4) revenues from the sale of esport franchises for the Overwatch League and associated sponsorship and media revenues. We consider these revenues primarily to be similar to a service.

Product sales are presented on the face of our income statement and consist principally of sales of our full games. These sales include full games sold at retail stores such as Walmart or Best Buy and through the digital storefronts of our distribution partners (principally, Sony and Microsoft). In consideration of Rule 5-03(b)(1) and (2) of Regulation S-X, we believe that our customers consider the initial acquisition of a video game to be the acquisition of a product.

Note 2. Summary of Significant Accounting Policies Revenue Recognition

Products with Online Functionality, page F-17

5.                                     You state on page F-25 that upon adoption of ASC 606, approximately 20% of the arrangement fee for many of the titles within your Call of Duty franchise are now recognized as revenue upon delivery. Please describe for us each of the performance obligations included in your products with online functionality and clarify how you allocate the remaining 80% of the fee to such performance obligations. Explain further the specific methods, inputs, estimates and assumptions used in determining the standalone selling price for each performance obligation and tell us the percentage of the transaction price allocated to each.

Response: We respectfully acknowledge the Staff´s comment. The performance obligations under our contracts with customers for products with online functionality depend on the specific product. With respect to most of the titles within our Call of Duty franchise, the performance obligations typically include: (1) a license to the game software that is accessible without an internet connection (predominantly the single-player campaign); and (2) ongoing activities associated with the online components of the game (“online functionality”), most notably associated with online content updates, hosting of the online content and game play, and match making. The activities associated with the online functionality are combined into a single performance obligation as they are highly interrelated and interdependent. Revenues associated with the game license are recognized upon delivery (in the Call of Duty case referenced in the comment, approximately 20% of the transaction price) while revenue associated with the online functionality is generally deferred (in this case, approximately 80% of the transaction price) and recognized ratably over an estimated service period with revenue recognition commencing once the game has been sold to an end consumer.

Allocating the transaction price between the performance obligations requires that we determine an estimate of the relative stand-alone selling price for each distinct performance obligation. Determining the relative stand-alone selling price is inherently subjective, especially in situations where we do not sell the performance obligation on a stand-alone basis as disclosed on page F-18 of our Form 10-K regarding “Significant Judgment around Revenue Arrangements with Multiple Deliverables.”

Given that we do not sell the Call of Duty game software license or online functionality separately, we primarily use an adjusted market assessment approach to estimate the standalone selling price of each performance obligation. The inputs, estimates and assumptions we considered under an adjusted market assessment approach included the following: (1) competitor title pricing, including the nature of the game and the significance of the offline and online components, (2) our own pricing of other similar titles (such as Overwatch, which is also a first-person shooter but has no offline game play, and Call of Duty: Black Ops 3, which sold on certain console platforms with only the components of the game that are for online play), and (3) player time spent on the online and offline functionalities of our Call of Duty titles.

Based on the above analysis, we concluded that for titles within our Call of Duty franchise (with the exception of our 2018 new release of Call of Duty: Black Ops 4, which did not have an offline campaign mode and is discussed further below in response to comment 7), approximately 20% of the sales price is attributable to the license of the game software and approximately 80% is recognized ratably over the estimated service period.

A similar assessment is performed on a title-by-title basis for each of our products with significant online functionality in both (1) identifying the relevant performance obligations and (2) allocating the transaction price to those performance obligations.

6.                                     Specifically with regards to the performance obligation related to online functionality, please help us understand the different roles and responsibilities that you and your platform partners have with respect to technology, host configurations, maintenance and services. Tell us whether you use your own or third-party servers to host the multiplayer or online game play and describe the interaction of your online functionality with Sony and Microsoft’s platforms. Compare and contrast the different service obligations that you and your platform partners have with respect to the players who purchase your games and how such obligations factored into your determination of the standalone selling price and the transaction price allocation for your game related services.

Response: We respectfully acknowledge the Staff´s comment. Our platform partners, including Sony and Microsoft, make our games and related content available for purchase in their online storefront (e.g. the PlayStation Store). They provide and maintain their proprietary online platforms which players access via an internet connection using their unique player information. These platform partners are responsible for the technology, host configurations, maintenance and services related to the online functionality of their platforms, including the storefront used to purchase our content, and their player networks for accessing our games. When a player purchases one of our games, the associated game software is installed on the player’s console.

However, players are not be able to access our online game play without first connecting to our online environment via our platform partners.

Once logged into these platforms, players are able to connect to our online services. That is, while the platform providers serve as the gateway required for players to access our games with online functionality, we are responsible for providing such functionality, including the development of the game technology that drives the online functionality, hosting of the game play, ongoing maintenance of the online functionalities, and other online services (e.g. content updates, match making).

We utilize both our own servers and servers owned by third parties with whom we have a service arrangement in providing the online functionality of our games. Players who want to leverage the online functionality of our games must first log-into one of the platforms of our platform partners, who then connect the players, through their networks, to our online services. Our online game servers cannot be accessed directly by players without first logging into an intermediary platform provider over an internet connection.

We consider each of our service obligations to the players who purchase our games and related in-game content in our identification of our performance obligations to the customer, as discussed in our response to comment 5 above. We provide a significant level of online services for games such as those in our Call of Duty franchise, which has resulted in a significant portion of the transaction price being allocated to the associated performance obligation.

7.                                     You state that certain of your franchise titles may contain a license of your intellectual property to play the game offline, but also depend on a significant level of integration and interdependency with the online functionality. You also refer to recognizing the entire arrangement fee for the Black Ops 4 game ratably over the service period. Please clarify whether there are games in which you determined that the license of the intellectual property and the online functionality are accounted for as a single performance obligation. If so, tell us the amount of revenue recognized from such games for fiscal 2018 and to date in fiscal 2019 and provide us with your analysis of the factors considered in determining that the software and online functionality are not separately identifiable. Refer to ASC 606-10-25-21.

Response: We respectfully acknowledge the Staff´s comment. For our software products that include both a license of our intellectual property and significant online functionality, we evaluate whether the license of our intellectual property and the online functionality are distinct and separable. This evaluation requires significant judgment as disclosed on page F-18 of our Form 10-K regarding “Significant Judgment around Revenue Arrangements with Multiple Deliverables.” In the case of Call of Duty: Black Ops 4 (but not other Call of Duty titles), we have concluded that there is not a separate and distinct performance obligation associated with the license of our intellectual property. As referenced on page F-25 of our Form 10-K for the year ended December 31, 2018, this resulted in the entire transaction price for this title being recognized over the estimated service period. In concluding this, we noted the following:

•                  Unlike previous Call of Duty titles, Black Ops 4 did not include an offline campaign mode — instead it included three other game modes, all of which were designed for online play (traditional multiplayer, zombies — a cooperative game mode, and battle royale — a large scale multiplayer game mode).

•                  Black Ops 4 does include a software license as there is certain content that is available offline, but the content is very limited and is primarily associated with character tutorials used to teach players how to play the traditional online multiplayer game mode.

Rule 83 Confidential Treatment Request by Activision Blizzard, Inc. Request #3

As such, we concluded that the offline functionality was an immaterial promise in the context of the contract based on the guidance within ASC 606-10-25-16A for Call of Duty: Black Ops 4. This represents the only title where we have concluded such accounting treatment is appropriate. [**].

Activision Blizzard, Inc. respectfully requests that the information contained in Request #3 be treated as confidential information and that the Commission provide timely notice to Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and Chief Compliance Officer, Activision Blizzard, Inc., 3100 Ocean Park Boulevard, Santa Monica, CA 90405, phone 310-255-2000, before it permits any disclosure of the bracketed information contained in Request #3.

Online Hosted and Subscription Arrangements, page F-17

8.                                     Please describe for us in further detail the terms and conditions, including cancellation provisions, for both your online hosting and subscription arrangements. Clarify how these arrangements differ as you refer to the World of Warcraft franchise with regards to both. Describe the performance obligations included in each of these arrangements. With regard to your subscription arrangements, please also address your separate discussion of the World of Warcraft software and expansion packs and clarify whether these products are accounted for separately from the subscription arrangements. To the extent that the software and online services are accounted for as one performance obligation, explain further the factors considered in determining that they are not both distinct and separable. Also, tell us whether either of these arrangements provide for offline game play. If so, clarify whether such games can be played offline once the subscription or online hosting arrangement is cancelled or expires and how that factored into your analysis. Refer to ASC 606-10-25-19 through 25-21.

Response: We respectfully acknowledge the Staff´s comment. The terms and conditions for our titles related to our online hosting and subscription arrangements are covered by our Activision, Blizzard, and King end user license agreements (“EULAs”). Generally, our online hosted arrangements, such as titles for the Overwatch and Candy Crush franchises, do not have customer cancellation provisions. Once these games are purchased (Overwatch) or downloaded in the case of a free-to-play offering (Candy Crush franchises), they are generally available to consumers online for no additional fee for as long as they have the game.

Our online hosted arrangements contain promises in the arrangement related to ongoing activities associated with content updates, hosting of the game play, match making, and access to the game content (this game content is not otherwise available offline as we do not provide for offline game play on our hosted arrangements). We believe these promises in our hosted arrangements are highly interrelated and interdependent and are therefore combined to form a single performance obligation in accordance with ASC 606-10-25-21. Revenues recognized from sales of our online hosted arrangements are recognized ratably over an estimated service period.

World of Warcraft differs from our other online hosted software arrangements in that it requires a subscription to play the base game (i.e. the base game can only be played by purchase of a subscription). Customers may also acquire additional content, such as expansions or in-game items, via additional purchases. If a subscription to World of Warcraft expires and is not renewed, the game cannot be played offline. Consistent with our other online hosted arrangements, World of Warcraft does not have customer cancellation provisions.

As it relates to subscription sales, these are viewed as separate and distinct from the expansion sales based on our consideration of the guidance in ASC 606-10-25-19 through 25-21. Consistent with our online hosted arrangements, we have a single performance obligation associated with our subscription sales which encompasses the same highly interrelated and interdependent promises discussed above. Revenues from the sales of subscriptions are recognized over the subscription period, commensurate with when the subscription is consumed. Additionally, revenues from the sale of a World of Warcraft expansion are accounted for consistent with our other online hosted arrangements — recognized ratably over the estimated service period.

Other Revenues, page F-18

9.                                     Please describe further for us the nature of your microtransactions and explain how you distinguish between durable and consumable goods. Tell us what product and/or services are transferred to the game-player upon use of such goods and how that impacts the timing of revenue recognition. Please specifically address if the use of a consumable virtual good transfers a benefit to a user beyond the point at which the good is used. Clarify whether the type of game in which the in-game purchase is made (e.g. product sales, products with online functionality, subscriptions, online hosted arrangements, etc.) impacts the accounting for such transaction. Please cite the specific guidance you relied upon in accounting for such sales.

Response: We respectfully acknowledge the Staff´s comment. Our microtransaction revenues are derived from the sale of virtual currencies or virtual goods to our players to enhance their gameplay. Proceeds from these sales of virtual currencies and virtual goods are initially recorded as deferred revenue. We commence revenue recognition on proceeds from the sales of virtual currencies when a player uses the virtual goods that were purchased with the virtual currency. Similarly, we commence revenue recognition on proceeds from the direct sales of virtual goods when a player uses the virtual goods.

We categorize our virtual goods as either “consumable” or “durable.” Consumable virtual goods represent goods that can be consumed by a specific player action; an example of this includes a “lollipop hammer” in Candy Crush Saga, which allows a one-time action of removing a single candy in a single match. As consumable virtual goods provide the player with a one-time benefit that does not extend beyond the point of time at which the good is used, we recognize revenue when the consumable item is used and our performance obligation is satisfied. Once a consumable virtual good is used, that specific virtual good cannot be accessed again and there is no ongoing benefit beyond the point at which the good is used.

Durable virtual goods represent goods that are accessible to the player over an extended period of time; examples of this include a weapon or character “skin” (an outfit or alternate visual remake of an existing weapon or character that allows for customization of a weapon or a character’s in-game appearance) in Call of Duty, a permanent character level boost within World of Warcraft, or card pack purchases within Hearthstone, all of which can be accessed continuously once purchased and remain with the customer. As durable virtual goods provide the player with an ongoing benefit, they are recognized over the period of time the good is available to the player and our performance obligation is satisfied, which is generally the estimated service period.

We evaluate each in-game transaction to assess its associated performance obligation, which includes evaluating whether there is a sale of a license of our intellectual property and / or online functionality that are separate and distinct, as disclosed in our Form 10-K, Footnote 2, page F-17:

For our software products that include both offline functionality (i.e., do not require an Internet connection to access) and significant online functionality, such as for most of our titles from the Call of Duty franchise, we evaluate whether the license of our intellectual property and the online functionality are distinct and separable. This evaluation is performed for each software product or product add-on, including downloadable content.

Generally, the content received from microtransactions associated with our games is only accessible for use in online game play of our games (whether it be for products with online functionality, subscriptions, or online hosted arrangements). For example, the purchase of a weapon or character skin in our Call of Duty games is generally only accessible in the multiplayer modes (it cannot be used in the offline campaign mode). In this case, the associated revenue would be recognized ratably over the estimated service period. In the more limited instances where our microtransactions may include content that is available for use in both the offline and online game modes, we allocate the transaction price to the license of our intellectual property (upfront recognition of revenue) and to the online functionality (recognized ratably over the estimated service period).

In determining our accounting above, we have referred to guidance in ASC 606-10-25-19 through 25-21, in addition to paragraph 87 of the Basis for Conclusions for ASC 606 for identifying performance obligations associated with our durable and consumable goods, and if these goods are distinct. We also referred to ASC 606-10-25-23 through 25-25, ASC 606-10-25-27, and ASC 606-10-25-31 through 25-32 to determine revenue recognition of the identified performance obligations, whereas discussed above, consumables are satisfied at a point in time and durables are satisfied over time.

Estimated Service Period, page F-19

10.                              You state that the estimated service periods for players of your current games are generally less than 12 months. Tell us whether the service period is the same for games played on each of your platforms (e.g. console, PC and mobile). Also, tell us whether the delivery channel (retail versus digital) has any impact on the service periods or if the service periods differ for online functionality versus in-game content. To the extent your service period varies among platforms, delivery channels, franchises or performance obligations, please revise to provide more granular discussion of the estimated service period in your revenue policy disclosures.

Response: We respectfully acknowledge the Staff´s comment. We evaluate the estimated service periods on a title-by-title basis for each of our franchises at least annually, and more frequently if factors indicate a potential change in the estimated service period has occurred. The estimated service period is used for revenue recognition of the online functionality of our full-game sales as well as our in-game sales.

Our game level estimated service periods do not differ based on the platform the game is played on (that is, the Call of Duty: Black Ops 4 estimated service period is the same regardless of whether it is played on PlayStation, Xbox, or a PC). Additionally, our estimated service periods are not impacted by the distribution channel (retail versus digital). To highlight for clarity, our recognition of deferred revenues over the estimated service period does not commence until the games are sold to the end consumer. We believe this is appropriate as it is at this point that we begin providing the online functionality performance obligation. For illustration, in connection with the sale of a Call of Duty: WWII game to a retail customer we would:

•                  Recognize approximately 20% of the transaction price upon transfer of control of the license of IP to the retail customer.

•                  Defer approximately 80% of the transaction price associated with the online functionality of the game, which is then recognized ratably as revenue over the estimated service period only once we have evidence that the retail customer has sold the Call of Duty game to the end consumer who will access the online functionality.

Overall, we believe that additional disclosure with respect to the estimated service periods is not necessary because the timing of our revenue recognition is short-term, with the majority of our deferred revenues being recognized within 12 months. As of December 31, 2018, $1.5 billion of our total deferred revenues of $1.6 billion were classified as a current liability in our consolidated balance sheet, meaning the balance is expected to turn within a 12-month period. Moreover, we quantify and explain the increase or decrease in deferred revenues recognized in MD&A, as noted on page 45 in Part I of our Form 10-K for the year ended December 31, 2018 as follows:

Change in Deferred Revenues Recognized

2018 vs. 2017

The increase in net deferred revenues recognized for 2018, as compared to 2017, was primarily due to an increase of $625 million in net deferred revenues recognized from Activision, primarily due to higher net deferred revenues recognized from the Destiny franchise, driven by Destiny 2, which was released in September 2017, and its associated in-game content, with no comparable release in 2016.

The increase was partially offset by a decrease of $226 million in net deferred revenues recognized from Blizzard, primarily due to a net deferral of revenues for World of Warcraft, driven by World of Warcraft: Battle for Azeroth, which was released in August 2018, with no comparable release in 2017.

In response to the Staff’s comment, we considered whether additional disclosure of the estimated service period among platforms, delivery channels, franchises, performance obligations and/or a weighted average estimated service period for all games combined would be appropriate, but believe our current direct quantifications and explanations provide appropriate visibility into the timing of our revenue recognition. Therefore, we have concluded no additional disclosure is necessary.

*     *     *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408 or Jeffrey Brown, Esq., our Secretary, at (310) 255-2030.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:                                David Edgar, Securities and Exchange Commission

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

James Rock, Activision Blizzard, Inc.

David Johnson, PricewaterhouseCoopers LLP